April 26, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Mr. D. Dang, Esq.

Ms. Sandra Hunter

Re:	United States Commodity Index Funds Trust

Registration Statement on Form S-3

(File No. 333-187515)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, United States Commodity Index Funds Trust (the “Company”) respectfully requests acceleration of effectiveness of the above-captioned registration statement (the “Registration Statement”), including all amendments thereto, to 12:00 PM ET on Monday, April 29, 2013 or as soon thereafter as possible.

In connection with the submission of the Company’s request for accelerated effectiveness of the above-referenced Registration Statement, the Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

UNITED STATES COMMODITY INDEX FUNDS TRUST

By:	United States Commodity Funds LLC, its Sponsor

	By:	/s/Howard Mah
	Name:	Howard Mah
	Title:	Chief Financial Officer

United States Commodity Funds LLC

1999 Harrison Street Suite 1530

Oakland CA 94612

Phone: 510.522.9600 | Fax: 510.522.9604